August 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn:	Tyler Howes

Re:	Voyager Acquisition Corp
Request to Withdraw Registration Statement on Form F-4
Filed July 17, 2025
File No. 333-288719

Ladies and Gentlemen:

Voyager Acquisition Corp (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form F-4 (File No. 333-288719), initially filed with the Securities and Exchange Commission (the “Commission”) on July 17, 2025, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement has not been declared effective and no securities of the Company were sold in connection with the offering.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company, registrant or co-registrants to the Registration Statement.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact Michael J. Blankenship at (713) 651-2678.

Very truly yours,

/s/ Adeel Rouf

Adeel Rouf
Chief Executive Office
Voyager Acquisition Corp